Exhibit 99.89

RECIPROCAL NONDISCLOSURE AND RESTRICTED USE AGREEMENT

Effective date: February 18, 2021

Equilibrium Capital Group, LLC (“Equilibrium”), whose address is 411 NW Park Ave., Suite 401, Portland, OR 97209, on the one hand, and Mercer Park Brand Acquisition Corp., a British Columbia corporation (“Mercer Park”), whose address is 590 Madison Avenue, 26th Floor, New York, New York 10022, and GH Group, Inc., a Delaware corporation, whose address is 3645 Long Beach Blvd., Long Beach, CA 90807 (“Glass House,” and, together with Mercer Park, the “Glass House/Mercer Park Entities”), on the other hand, each on behalf of itself and its affiliates, wish to preserve the confidentiality and trade secret status of certain proprietary information as set forth in this Reciprocal Nondisclosure and Restricted Use Agreement (this “Agreement”). Each of Equilibrium, on the one hand, and the Glass House/Mercer Park Entities, on the other hand, is sometimes referred to herein as a “Party,” and collectively, as the “Parties.” They therefore agree:

1. Each Party, as “Discloser,” may elect hereunder to disclose Proprietary Information to the other Party, as “Recipient,” for the sole purpose of evaluating a potential business relationship or transaction(s) (the “Purpose”).

2. “Proprietary Information” means any and all non-public, proprietary or confidential information given by either Party to the other in pursuit of the Purpose, subject to the limitations of paragraph 3. It may include information that Discloser holds under obligations of confidentiality from a third party; such information is also Proprietary Information hereunder (“Third Party Proprietary Information”) and subject to such limitations.

3. Proprietary Information loses that status if: (1) The information becomes publicly available (unless because Recipient breached this Agreement); (2) Recipient gets it without restriction from a third party who had the right to disclose it without restriction; (3) Recipient develops it independently, or already knew it when Discloser gave it; or (4) Discloser gives it to anyone else without confidentiality limitations.

4. The Parties may exchange Proprietary Information during the covered period of this Agreement, which covered period ends one (1) year from the effective date first written above unless earlier terminated by an agreement in writing signed by the Parties. This Agreement and the obligations set forth herein shall terminate three (3) years after the covered period ends, except (1) as otherwise expressly provided in paragraphs 6 and 11, (2) that the obligations set forth herein shall continue in respect to Proprietary Information with trade secret status for as long as it retains that status, and (3) as earlier terminated by an agreement in writing signed by the Parties.

5. Recipient will protect Proprietary Information as follows: A) Recipient will not disclose it to any third party without the Discloser’s prior written consent (except in the case of (1) disclosures expressly permitted by paragraph 7, or (2) required disclosures pursuant to applicable stock exchange requirements or legal or regulatory requirements). B) Recipient will protect it with at least the same degree of care (but no less than a reasonable degree of care) as Recipient uses to protect its own similar proprietary data. C) Recipient will use the Proprietary Information only for the Purpose. D) On written request from the Discloser, Recipient will promptly return, or have an officer certify the destruction of, all originals and copies of Proprietary Information, subject to paragraph 6.

6. Recipient may retain information as required by its own compliance and records retention policies, or as automatically retained in electronic backup. Retained copies will continue to be subject to the protective obligations of this Agreement for as long as retained.

7. Recipient may give Proprietary Information to its employees, contractors, representatives, consultants, advisors, board members, and current or prospective investors, if those individuals need to know it to assist Recipient to accomplish the Purpose. Such individuals must first be bound by nondisclosure obligations with Recipient (which may be general in form) limiting their right to use such information to the purposes for which they receive it. Recipient will use reasonable commercial efforts to enforce the nondisclosure agreements this paragraph requires.

8. Neither Party shall make any public announcement in relation to this Agreement or the transactions contemplated between the Parties without the prior written consent of the other Party, which consent shall not be unreasonably withheld, conditioned, or delayed.

9. Discloser warrants it has the rights to disclose the Proprietary Information it gives.

10. This Agreement creates no obligation to purchase, sell, develop, research, or disclose anything. It grants no license. It creates no agency or partnership.

11. Equilibrium hereby irrevocably waives and releases any access to or claims against the funds in the “SPAC escrow account” established at the time of Mercer Park’s initial public offering. The foregoing waiver and release shall survive any termination of this Agreement.

12. US and New York state law govern this Agreement without regard to conflicts of law principles. Breach of it can be enjoined, as money damages would not cure the harm from the breach. This Agreement contains the entire agreement between the Parties concerning the subject matter hereof and supersedes any prior agreement between them with respect to such subject matter. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by the Parties.

[SIGNATURE PAGE FOLLOWS.]

equilibrium capital group, LLC
1331 NW Lovejoy Street, Suite 850 Portland, OR 97209

Equilibrium Capital Group, LLC	Mercer Park Brand Acquisition Corp.

By:	/s/ R. Thomas Amis	By:	/s/ Louis Karger

Print Name: R. Thomas Amis	Print Name: Louis Karger
Title: Principal	Title: Chief Executive Officer

GH Group, Inc.

By:	/s/ Kyle D. Kazan

Print Name: Kyle D. Kazan
Title: Chief Executive Officer